SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.
2 )*

Digital Fusion, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

25386R-10-1

(CUSIP Number)

Richard B. Hadlow, Esq.

Holland & Knight LLP

100 N. Tampa Street, Suite 4100

Tampa, Florida 33602

(Name, Address and Telephone Number of Person
Authorized to Receive
Notices and Communications)

9/15/2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement
  on Schedule 13G to report the acquisition that is the subject of this Schedule
  13D, and is filing this schedule because of sections 240.13d-1(e),
  240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
  Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25386R-10-1

1.
    Names of Reporting Persons. I.R.S. Identification Nos. of
above persons (entities only).

Roy E. Crippen III

2.
    Check the Appropriate Box if a Member of a Group (See
Instructions)

(a)

(b)

3.
SEC Use Only

4.
Source of Funds (See Instructions) OO & PF

5.
    Check if Disclosure of Legal Proceedings Is Required Pursuant
to Items 2(d) or 2(e)

6.
    Citizenship or Place of Organization  -
United States Citizen

    Number of Shares Beneficially Owned
by Each Reporting Person With

7.

     Sole Voting Power
275,000

8.
    Shared Voting Power
801,628

9.
    Sole Dispositive Power
275,000

10.
    Shared Dispositive Power
801,628

11.
    Aggregate Amount Beneficially Owned by Each Reporting Person
1,076,628

12.
    Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions) ...........

13.
    Percent of Class Represented by Amount in Row (11)
14.5%

14.
    Type of Reporting Person (See Instructions)
IN

CUSIP No. 25386R-10-1

1.
    Names of Reporting Persons. I.R.S. Identification Nos. of
above persons (entities only).

R.C.F., Inc.

2.
    Check the Appropriate Box if a Member of a Group (See
Instructions)

(a)

(b)

3.
SEC Use Only

4.
Source of Funds (See Instructions) PF & OO

5.
    Check if Disclosure of Legal Proceedings Is Required Pursuant
to Items 2(d) or 2(e)

6.
    Citizenship or Place of Organization  -
Nevada, United States

    Number of Shares Beneficially Owned
by Each Reporting Person With

7.
    Sole Voting Power
-0-

8.
    Shared Voting Power
801,628

9.
    Sole Dispositive Power
-0-

10.
    Shared Dispositive Power
801,628

11.
    Aggregate Amount Beneficially Owned by Each Reporting Person
801,628

12.
    Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

13.
    Percent of Class Represented by Amount in Row (11)
11.2%

14.
    Type of Reporting Person (See Instructions)
CO

CUSIP No. 25386R-10-1

    This Amendment No. 2 to Schedule 13D ("Amendment
    No. 2") amends and supplements and should be read in conjunction with the
    Schedule 13D as filed with the Securities and Exchange Commission on October
    12, 2001 as amended on February 2, 2003 (the "Schedule 13D") by  Roy E. Crippen, III ("Crippen") and R.C.F., Inc. ("RCF") (Crippen and RCF are
    sometimes individually referred to herein as a "Reporting Person," and collectively as the "Reporting Persons").
This Amendment No. 2 amends the
    Schedule 13D only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 1.
Shall be amended to Read:

    Item 1. Security and Issuer.
    This Schedule relates to the Common Stock (the "Common Stock") of Digital
    Fusion, Inc., a Delaware corporation (the "Issuer") whose principal executive offices are located at 4940-A Corporate Drive, Huntsville, Alabama
35805.

Item 2.
Identity and Background

(a) - No Change

(b) The address for Crippen is as
    follows:

    4940-A Corporate Drive, Huntsville, Alabama 35805

      The address for RCF is as follows:

    c/o Jones Vargas, 3773 Howard Hughes Parkway, Third

    Floor, Las Vegas, Nevada 89109.

(c) - No Change

(d) - No Change

(e) - No Change

(f) - No Change

Item 3.
    Source and Amount of Funds or Other
Consideration

    Item 3 shall be amended to add the following
    paragraph:

Crippen and RCF acquired beneficial ownership of an additional 29,870 shares of Common Stock during September 2003, as a result of purchases made by R.C.F. Comapny Limited Partnership out of working capital.
    As of September 15, 2003, Crippen's beneficial holdings include 275,000 purchasable shares that are currently exercisable.

Item 4.
Purpose of Transaction - No Change

Item 5.
Interest in Securities of the Issuer

    (a) See Items 11 and 13 of the
applicable cover page.

    (b) See Items 7, 8, 9, and 10 of the
applicable cover page

    (c) During the past six months RCF
    has effected the following  purchases of Digital Fusion stock on the open market by R.C.F. Company Limited Partnership:

     Date
     9/02/03
     9/09/03
9/15/03

     Shares Acquired
     11,370
     13,500
5,000

     Price per Share
     $0.37
     $0.35
$0.35

       Effected
     Open Market
     Open Market
Open Market

(d) - No change

(e) - Not applicable

Item 6.
    Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer - No change

Item 7.
Material to Be Filed as Exhibits

- No change

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 23, 2003

Date

/s/Roy E. Crippen

Signature

Roy E. Crippen, III

Name/Title

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 23, 2003

Date

/s/Roy E. Crippen

Signature

      Roy E. Crippen, III,
aas President of RCF, Inc.

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)